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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of: February 2009
Commission File Number: 001-31583
NAM TAI ELECTRONICS, INC.
(Translation of registrant’s name into English)
Unit C, 17 Floor Edificio Comercial Rodrigues
599 da Avenida da,
Praia Grande, Macao
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                     .

FOURTH QUARTER NEWS RELEASE

Investor Contact : Anthony Chan	E-MAIL: shareholder@namtai.com
Unit C, 17/F, Edificio Comercial Rodrigues	WEB : www.namtai.com
599 da Avenida da Praia Grande, Macao, China
TEL: (853) 2835 6333 FAX: (853) 2835 6262
NAM TAI ELECTRONICS, INC.
Q4 2008 Sales down 9.6%, Gross profit margin at 8.7%
2008 Sales down 20.2%, Gross profit margin at 11.3%
MACAO, PRC — February 9, 2009 — Nam Tai Electronics, Inc. (“Nam Tai” or the “Company”) (NYSE Symbol: NTE) today announced its unaudited results for the fourth quarter and year ended December 31, 2008.
KEY HIGHLIGHTS
(In thousands of US Dollars, except per share data, percentages and as otherwise stated)

	Quarterly Results			Year Results
	Q4 2008	Q4 2007	YoY(%)	12M 2008	12M 2007	YoY(%)
Net sales	$169,021	$186,936	(9.6)	$622,852	$780,822	(20.2)
Gross profit	$14,648	$21,034	(30.4)	$70,678	$87,018	(18.8)
% of sales	8.7%	11.3%	—	11.3%	11.1%	—
Operating (loss) income (a)	$(14,455)	$7,679	(288.2)	$6,386	$40,670	(84.3)
% of sales	(8.6%)	4.1%	—	1.0%	5.2%	—
per share (diluted)	($0.32)	$0.17	(288.2)	$0.14	$0.91	(84.6)
Net (loss) income (a)	$(14,447)	$9,605	(250.4)	$30,635	$69,503	(55.9)
% of sales	(8.5%)	5.1%	—	4.9%	8.9%	—
Basic (loss) earnings per share	($0.32)	$0.21	(252.4)	$0.68	$1.56	(56.4)
Diluted (loss) earnings per share	($0.32)	$0.21	(252.4)	$0.68	$1.55	(56.1)
Weighted average number of shares (‘000’)
Basic	44,804	44,804	—	44,804	44,584	—
Diluted	44,804	44,804	—	44,806	44,805	—

Note:

(a)	Operating loss and net loss for the fourth quarter of 2008 included $17.3 million impairment loss on goodwill and $0.6 million compensation paid to employees who have been laid off.
In addition to disclosing results determined in accordance with accounting principles generally accepted in the United States (“US GAAP”) as set forth in the table above, management utilizes a measure of operating income, net income and earnings per share on a non-GAAP basis that excludes certain income and expenses to better assess operating performance. Those non-GAAP financial measures exclude certain items, such as share-based compensation expenses and infrequent or unusual items such as expenses in relation to reorganization of subsidiaries, compensation expense in relation to employees lay-off, gain on disposal of subsidiaries’ shares, gain on disposal of marketable securities and impairment loss on goodwill. By disclosing the non-GAAP information, management intends to provide investors with additional information to analyze the Company’s performance, core results and underlying trends. Non-GAAP information is not determined using US GAAP; therefore, the information is not necessarily comparable to other companies and should not be used to compare the Company’s performance over different periods. Non-GAAP information should not be viewed as a substitute for, or superior to, net income or other financial data prepared in accordance with US GAAP as measures of our operating results or liquidity. Users of this financial information should consider the types of events and transactions for which adjustments have been made. See the table below for a reconciliation of non-GAAP amounts to amounts reported under US GAAP.
GAAP TO NON-GAAP RECONCILIATION
(In millions of US Dollars, except for per share (diluted) and numbers of shares)

	Three months ended				Year ended
	December 31,				December 31,
	2008		2007		2008		2007
	millions	per share (diluted)	millions	per share (diluted)	millions	per share (diluted)	millions	per share (diluted)
GAAP Operating (Loss) Income	$(14.4)	$(0.32)	$7.7	$0.17	$6.4	$0.14	$40.7	$0.91
Add back:
- share-based compensation expenses(a)	—	—	—	—	1.2	0.03	0.4	0.01
- expenses in relation to reorganization of subsidiaries	—	—	1.9	0.04	—	—	1.9	0.04
- compensation expense in relation to employees lay-off	0.6	0.01	—	—	0.6	0.01	—	—
- impairment loss on goodwill	17.3	0.39	—	—	17.3	0.39	—	—

Non-GAAP Operating Income	$3.5	$0.08	$9.6	$0.21	$25.5	$0.57	$43.0	$0.96

GAAP Net (Loss) Income	$(14.4)	$(0.32)	$9.6	$0.21	$30.6	$0.68	$69.5	$1.55
Add back/(Less):
- share-based compensation expenses(a)	—	—	—	—	1.2	0.03	0.4	0.01
- gain on sale of subsidiaries’ shares (b)	—	—	—	—	(20.2)	(0.45)	(0.4)	(0.01)
- other income recovered from Tele-Art Inc.(“Tele-Art”) (in liquidation)( c )	—	—	—	—	(2.9)	(0.07)	—	—
- gain on disposal of marketable securities	—	—	—	—	—	—	(28.0)	(0.63)
- expenses in relation to reorganization of subsidiaries, net after minority interests	—	—	1.6	0.04	—	—	1.6	0.04
- compensation expense in relation to employees lay-off	0.6	0.01	—	—	0.6	0.01	—	—
- impairment loss on goodwill	17.3	0.39	—	—	17.3	0.39	—	—

Non-GAAP Net Income	$3.5	$0.08	$11.2	$0.25	$26.6	$0.59	$43.1	$0.96

Weighted average number of shares – diluted (‘000)	44,804		44,804		44,806		44,805

Note:

(a)	The share-based compensation expenses included approximately $0.2 million attributable to options to purchase 75,000 shares granted in the second quarter of 2008 to non-employee directors and approximately $1.0 million principally attributable to options to purchase approximately 20 million shares granted by the Company’s subsidiary listed in Hong Kong Stock Exchange, Nam Tai Electronic & Electrical Products Limited (“NTEEP”)(Stock Code : 2633), to certain of its executive directors and employees in the first quarter of 2008. In November 2008, the Company repurchased and cancelled 225,000 options of the Company from the option holders at a total consideration of $68,250. In December

2008, NTEEP repurchased and cancelled all of its outstanding 17,440,000 options from the option holders at a total consideration of approximately $42,000.

(b)	On March 4, 2008, Nam Tai completed the sale of its entire equity interest in J.I.C. Technology Company Limited (“JIC”), a Hong Kong Stock Exchange listed subsidiary (Stock Code: 00987), to an independent third party. In this transaction, Nam Tai sold 572,594,978 shares of JIC, representing 74.99% of its outstanding share capital, for cash of approximately $51 million, which resulted in a gain on disposal of approximately $20 million.

(c)	A total amount of approximately $2.9 million of other income was reported in the Company’s financial statements for the second quarter of 2008. This amount represents Nam Tai’s share of proceeds realized from the disposal for the account of Tele-Art’s liquidator of 477,319 Nam Tai shares owned by Tele-Art (in liquidation) and was paid in settlement of amounts previously funded by Nam Tai in connection with Tele-Art’s liquidation and in partial satisfaction of judgments in favor of Nam Tai against Tele-Art.
SUPPLEMENTARY INFORMATION (UNAUDITED) IN THE FOURTH QUARTER OF 2008
1. Quarterly Sales Breakdown
(In thousands of US Dollars, except percentage information)

			YoY%)	YoY(%)
Quarter	2008	2007	(Quarterly)	(Quarterly accumulated)
1st Quarter	147,129	191,571	(23.2)	(23.2)
2nd Quarter	146,168	197,830	(26.1)	(24.7)
3rd Quarter	160,534	204,485	(21.5)	(23.6)
4th Quarter	169,021	186,936	(9.6)	(20.2)
Total	622,852	780,822
2. Breakdown of Net Sales by Product Segment (as a percentage of Total Net Sales)

	2008		2007
Segments	Q4 (%)	YTD (%)	Q4 (%)	YTD (%)
Consumer Electronic and Communication Products (“CECP”)	37	44	34	36
Telecommunication Component Assembly (“TCA”)	54	44	55	53
Liquid Crystal Display (“LCD”)Products (“LCDP”)	9	12	11	11
	100	100	100	100
3. Key Highlights of Financial Position

	As at December 31,
	2008	2007
Cash on hand (a)	$237.0 million	$272.5 million
Ratio of cash (a) to current liabilities	1.66	1.87
Current ratio	2.67	2.83
Ratio of total assets to total liabilities	3.58	3.70
Return on equity	9.4%	21.5%
Ratio of total liabilities to equity	0.45	0.45
Debtors turnover	61 days	45 days
Inventory turnover	18 days	17 days
Average payable period	65 days	56 days

Note:	(a) Includes cash equivalents.

OPERATIONS REVIEW
Sales in the fourth quarter of 2008 were $169.0 million, a decrease of 9.6% as compared to sales of $186.9 million in the fourth quarter of 2007. Sales in the Company’s TCA segment for the fourth quarter of 2008 decreased by 11.0% as compared to the same quarter of 2007 mainly because of the declining demand encountered in the mobile device market and the persistent pressure to lower unit prices. Sales in LCDP segment and CECP segment also dropped by 27.2% and 1.4%, respectively, during the fourth quarter of 2008 as compared to sales of the corresponding quarter of 2007. The decrease in sales in LCDP segment was principally a consequence of the decrease in sales of LCD modules products. Sales in our CECP segment declined principally because of lower sales of educational products and optical products, which declines were partially offset by an increase in sales of headsets containing Bluetooth®1 wireless technology.
The Company’s gross profit margin in the fourth quarter of 2008 was 8.7% compared to 11.3% in the fourth quarter of 2007, primarily resulting from the decline in 2008 sales. The lower margin was also caused by continuing price erosion, which was encountered in both TCA and LCDP segments. Gross profit in the fourth quarter of 2008 was $14.6 million, a decrease of 30.4% as compared to $21.0 million in the fourth quarter of 2007.
Net loss in the fourth quarter of 2008 was $14.4 million (principally due to $17.3 million impairment loss on goodwill), compared to net income of $9.6 million reported in the fourth quarter of 2007. Excluding impairment loss on goodwill and compensation paid to employees who were laid off, Nam Tai was still able to report an operating income in the fourth quarter of 2008 of $3.5 million, or $0.08 per share (diluted), compared to operating income of $7.7 million, or $0.17 per share (diluted) in the fourth quarter of 2007. Basic and diluted loss per share in the fourth quarter of 2008 were $0.32 per share, compared to basic and diluted earnings per share of $0.21 in the fourth quarter of 2007.
Providing dramatic evidence of the prevailing global economic environment, Nam Tai recorded a monthly non-GAAP operating loss of $800,000 in December 2008, a rare loss in any monthly, quarterly or annual period since 1989, in span of 20 years.
For the twelve months ended December 31, 2008, Nam Tai’s sales were $622.9 million, a decrease of 20.2% as compared to $780.8 million in the same period of 2007. Gross profit was $70.7 million, a decrease of 18.8% as compared to $87.0 million in the same period in 2007. Operating income for the twelve months of 2008 decreased 84.3% to $6.4 million, or $0.14 per share (diluted), compared to $40.7 million, or $0.91 per share (diluted), in the same period in 2007. Net income was $30.6 million, or $0.68 per share (diluted), a decrease of 55.9% as compared to $69.5 million or $1.55 per share (diluted) in the same period of 2007.
Non-GAAP Financial Information
Non-GAAP operating income for the fourth quarter of 2008 was $3.5 million, or $0.08 per share (diluted), compared to non-GAAP operating income of $9.6 million, or $0.21 per share (diluted), in the fourth quarter of 2007. Non-GAAP net income for the fourth quarter of 2008 decreased by 68.8% over the fourth quarter of 2007 to $3.5 million, or $0.08 per share (diluted), compared to $11.2 million, or $0.25 per share (diluted), in the fourth quarter of 2007.
Non-GAAP operating income for year 2008 was $25.5 million, or $0.57 per share (diluted), compared to non-GAAP operating income of $43.0 million, or $0.96 per share (diluted) for the same period of 2007.

1	The Bluetooth® word mark and logos are owned by the Bluetooth SIG, Inc. and any use of such marks by Nam Tai is under license.

Non-GAAP net income for the year 2008 was $26.6 million or $0.59 per share (diluted), a decrease of 38.3% as compared to $43.1 million, or $0.96 per share (diluted), for the same period of 2007.
LIQUIDITY AND FINANCIAL RESOURCES
Despite current economic conditions, Nam Tai’s financial position remains strong with $237.0 million cash on hand, out of which $129.3 million was in the subsidiaries of NTEEP (a subsidiary of the Company listed on the Hong Kong Stock Exchange (Stock Code: 2633)) and was mainly located in the People’s Republic of China (the “PRC”). Such cash is, accordingly, restricted from use outside of the PRC under its tight currency control policy. Net cash provided by operating activities in the fourth quarter was $11.7 million. During the fourth quarter, the Company made capital expenditures of $13.9 million and paid cash dividends of $9.9 million to shareholders.
Nam Tai’s cash on hand has been invested in term deposits, generating minimal income in current environment that offers low interest rates on such deposits. We are therefore seeking and exploring opportunities for our cash in excess of amounts needed to fund ongoing operations that offer quality, safety and the potential for higher returns.
The Company continues to exercise rigorous corporate governance and control policies and is not involved in trading of any debt securities or financial derivative products.
OUTLOOK
Under the current global economic downturn, we continue to experience weaker demand across all of our product segments. However, Nam Tai is financially sound with a strong cash position and adequate liquidity to weather these challenging market conditions. To offset the decline and potential further decline in our sales during 2009, management has remained focused on efforts to reduce cost, improve operating and manufacturing efficiencies and deliver advanced technologies and innovative manufacturing solutions that offer value to our customers. Recent actions taken to reduce costs and conserve cash include:
•	We have reduced headcount from 9,700 (as at the end of the third quarter of 2008) to 7,100 (as at the end of the fourth quarter of 2008), accounting for about 27% reduction of the total workforce from levels as at September 30, 2008. We continue to monitor effects of market conditions on the businesses of our customers and may reduce our workforce further if reduced customer demand and market conditions so require.

•	We have frozen salaries and are considering, in the worst scenario, additional steps to reduce employee compensation which depending on prevailing market conditions during 2009, could result in 2009 compensation reductions of up to 30 percent. Our management team will also step up internal control measures and work hard to look for effective ways to cut more costs.

•	We have determined not to declare dividends for 2008 to be paid in 2009 in order to maintain cash reserves during the continuing economic turmoil.

•	We have determined to postpone until at least mid-2009 the further implementation of our expansion plans for new factories additions, except for our new facilities in Wuxi, PRC, to be used for the manufacture of flexible printed circuit (“FPC”) boards and other components subassemblies. That project is on schedule and nearing completion.
Although we are taking a conservative position regarding expected demand during 2009 as the economic downturn continues or worsens, and expect further near-term declines in revenues that could even result in losses from operations during periods in 2009, we are nevertheless seeking to take advantage of perceived opportunities to expand our market share in targeted areas. Accordingly, we plan to strengthen our sales force and customer and technical support by establishing local sales and support offices in Japan and Taiwan to increase our presence and better serve our customers in those markets. By seeking to capitalize on these opportunities, we hope to ensure a more robust future when end markets stabilize and the recovery cycle begins.
DIVIDEND
We have determined not to declare dividends for 2008 to be paid in 2009 in order to maintain cash reserves during the continuing economic turmoil.
FORWARD-LOOKING STATEMENTS AND FACTORS THAT COULD CAUSE OUR SHARE PRICE TO DECLINE
Statements in this press release, such as management’s plans to focus on efforts to reduce costs, improve operating and manufacturing efficiencies and deliver advanced technologies and innovative manufacturing solutions to offset expected declines in 2009 revenue, management’s perceptions of opportunities and plans to increase Nam Tai’s presence in Japan and Taiwan in an effort to ensure a more robust future, management’s assessment of the soundness of Nam Tai’s financial condition, strength of its cash position and adequacy of its liquidity to weather the current economic meltdown, among other statements in this press release, are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements may be identified by the use of words like “believes,” “intends,” “expects,” “seeks”, “plans” or “planned,” “may,” “will,” “should” or “anticipates,” or the negative equivalents of those words or comparable terminology, and involve risks and uncertainties. Such statements are based on current expectations and assumptions and reflect management’s views with respect to future events and may not actually occur during the periods indicated or at all and are not a guarantee of Nam Tai’s future performance. These forward-looking statements are, by their nature, subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements in this press release. These risks and uncertainties include whether the effects of management’s efforts or actions to reduce costs, improve operating and manufacturing efficiencies will achieve material improvements or maintain gross margins, will offset expected declines in revenues, whether managements actions to capitalize on perceived opportunities in targeted markets, such as Japan and Taiwan will have a meaningful effect on sales or justify the funds expended in the process, whether management’s cost reduction measures will enable Nam Tai to emerge from current economic conditions stronger or overcome or even cope with adverse global economic conditions generally or the fallout from such conditions on Nam Tai’s business specifically, the effect of increasing taxes and labor costs from new tax and labor legislation in the PRC, and whether Nam Tai’s decision to eliminate the declaration of dividends during 2009 (or beyond should conditions warrant) will be sufficient to conserve sufficient cash to fund future operations. Product orders and Nam Tai’s operating results, available cash, cash flows, operating results and levels of capital expenditures may be adversely affected by numerous factors including adverse global economic conditions generally and the growing uncertainties and fears regarding the world’s and nations’ economies, Nam Tai’s dependence on a few large customers; intense competition in the electronics industry in which the Company participates, particularly in markets that place constant pressure on the Company to reduce unit prices; continuing competitive pressures that adversely affect its profit margins; its operating results fluctuating and lacking predictability; risks relating to its doing business in the PRC such as arising from changes in governmental policies, trade regulation, currency exchange rates, particularly from the appreciation of the renminbi to the U.S. dollar which has occurred since June 2005 and has shown no signs of abating, inflation in the PRC and elsewhere globally; the timing and amount of significant orders from customers; Nam Tai’s success at attracting new customers, delays in product development and related product release schedules; obsolete inventory or product returns; warranty and other claims on products; technological shifts; the availability of competitive products of comparable quality at prices below Nam Tai’s prices; maturing product life cycles of the products manufactured by Nam Tai; concessions Nam Tai may make on product sale terms and conditions; implementation of operating cost structures that align with revenue, the financial condition of Nam Tai’s customers and vendors; the availability and increasing costs of materials and other components needed to manufacture Nam Tai’s products; potential shortages of materials or skilled labor needed for its planned expansion projects or for its existing facilities; unforeseen engineering problems, work stoppages, weather interference, flood, earthquake or other acts of God, delays in obtaining or failure to obtain necessary permits from regulatory authorities needed for completion of its planned new Wuxi facility or to continue existing operations, other unexpected project delays or unanticipated cost increases; risks of expanding into a new area of the PRC where Nam Tai’s has not yet conducted business, diversion of management’s attention to expansion and its management to a new location and to other business concerns; the impact of legislative actions, higher insurance costs and potential new accounting pronouncements; a worsening of relations between the PRC and the United States or Taiwan; the effects of terrorist activity and armed conflict that cause disruptions in general economic activity and changes in Nam Tai’s operations and security arrangements; the effects of travel restrictions and quarantines associated with major health problems, such as the Severe Acute Respiratory Syndrome or Bird Flu, on general economic activity; or other changes in general economic conditions, including an exacerbation of the current global economic weaknesses that continue to adversely affect, or further reduce, demand for Nam Tai’s products. In addition, factors, among others, that could cause the market price of our shares to decline in the future could include further decreases in our revenues from those we reported in earlier periods, our operating results or those of our competitors or customers to meet the expectations of public market analysts and investors who follow the electronics manufacturing services, or EMS, industry, or one or more of the factors discussed in “Item 3. Key Information — Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2007 as filed on March 17, 2008 with the Securities and Exchange Commission (“SEC”).
For further information regarding risks and uncertainties associated with Nam Tai’s business, please refer to the “Management’s Discussion and Analysis of Results of Operations and Financial Condition” and “Risk Factors” sections of Nam Tai’s SEC filings, including, but not limited to, its annual reports on Form 20-F, copies of which may be obtained from Nam Tai’s website at http://www.namtai.com.
All information in this press release is as of February 9, 2009 in Macao, Special Administrative Region of the People’s Republic of China. Nam Tai does not undertake any duty, and should not be expected, to update any forward-looking statement to conform the statement to actual results or changes in Nam Tai’s expectations.
ABOUT NAM TAI ELECTRONICS, INC.
We are an electronics manufacturing and design services provider to a select group of the world’s leading OEMs of telecommunications and consumer electronic products. Through our electronics manufacturing services operations, we manufacture electronic components and subassemblies, including LCD panels, LCD modules, RF modules, DAB modules, FPC subassemblies and image-sensor modules and PCBAs for headsets containing Bluetooth® wireless technology. These components are used in numerous electronic products, including mobile phones, laptop computers, digital cameras, electronic toys, handheld video game devices, and entertainment devices. We also manufacture finished products, including mobile phone accessories, home entertainment products and educational products. We assist our OEM customers in the design and development of their products and furnish full turnkey manufacturing services that utilize advanced manufacturing processes and production technologies.

Nam Tai’s operations are conducted by its subsidiary, Nam Tai Electronic & Electrical Products Limited (“NTEEP”), a Hong Kong Stock Exchange-listed company, in which Nam Tai owns 74.88% of the outstanding share capital. In addition to reports that Nam Tai files with the SEC, which may accessed through the SEC’s EDGAR database at http://www.sec.gov, interested investors may review the website of The Stock Exchange of Hong Kong at www.hkex.com.hk to obtain information that NTEEP is required to file under applicable rules of the Hong Kong Stock Exchange. The stock code of NTEEP on The Stock Exchange of Hong Kong is 2633. Investors are reminded to exercise caution when assessing information from the Hong Kong Stock Exchange and not to deal with the shares of Nam Tai based solely upon reliance on such information.

NAM TAI ELECTRONICS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF (LOSS) INCOME

FOR THE PERIODS ENDED DECEMBER 31, 2008 AND 2007
(In Thousands of US Dollars except share and per share data)

	Unaudited		Unaudited
	Three months ended		Year ended
	December 31		December 31
	2008	2007	2008	2007

Net sales	$169,021	$186,936	$622,852	$780,822
Cost of sales	154,373	165,902	552,174	693,804

Gross profit	14,648	21,034	70,678	87,018

Costs and expenses
Selling, general and administrative expenses	8,742	10,768	36,057	36,550
Research and development expenses	3,016	2,587	10,890	9,798
Impairment loss on goodwill	17,345	—	17,345	—

	29,103	13,355	64,292	46,348

Operating (loss) Income	(14,455)	7,679	6,386	40,670

Other (expense) income, net	(303)	825	6,428	2,219
Gain on disposal of marketable securities	—	—	—	43,815
Gain on sales of subsidiaries’ shares	—	—	20,206	390
Interest income	1,409	2,340	6,282	9,163
Interest expense	(110)	(121)	(356)	(452)

(Loss) income before income taxes and minority interests	(13,459)	10,723	38,946	95,805
Income taxes	(1,025)	1,095	(2,877)	(4,030)

(Loss) income before minority interests	(14,484)	11,818	36,069	91,775
Minority interests	37	(2,213)	(5,434)	(22,272)

Net (loss) income	$(14,447)	$9,605	$30,635	$69,503

(Loss) earnings per share
Basic	$(0.32)	$0.21	$0.68	$1.56

Diluted	$(0.32)	$0.21	$0.68	$1.55

Weighted average number of shares (‘000’)
Basic	44,804	44,804	44,804	44,584
Diluted	44,804	44,804	44,806	44,805

NAM TAI ELECTRONICS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS

AS AT DECEMBER 31, 2008 AND 2007
(In Thousands of US Dollars)

	Unaudited	Audited
	December 31	December 31
	2008	2007

		(Note)
ASSETS
Current assets:
Cash and cash equivalents	$237,017	$272,459
Accounts receivable, net	104,150	95,802
Entrusted loan receivable (Note 1)	8,199	—
Inventories	27,300	32,356
Prepaid expenses and other receivables	4,148	5,803
Income tax recoverable	—	5,483
Deferred tax assets — current	1,232	54

Total current assets	382,046	411,957
Property, plant and equipment, net	108,067	94,669
Land use right	13,593	3,930
Deposits for property, plant and equipment	2,937	536
Prepayment for land use right	—	9,019
Goodwill	2,951	20,296
Deferred tax assets	3,547	3,192
Other assets	920	1,219

Total assets	$514,061	$544,818

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Notes payable	$—	$4,580
Long-term bank loans — current portion	—	1,990
Entrusted loan payable (Note 1)	8,199	—
Accounts payable	98,125	107,326
Accrued expenses and other payables	25,967	21,690
Dividend payable	9,857	9,509
Income tax payable	861	556

Total current liabilities	143,009	145,651

Long-term bank loans — non-current portion	—	1,558
Deferred tax liabilities	740	—

Total liabilities	143,749	147,209

Minority interests	48,051	67,428

Shareholders’ equity:
Common shares	448	448
Additional paid-in capital	282,767	281,895
Retained earnings	39,054	47,846
Accumulated other comprehensive loss (Note 2)	(8)	(8)

Total shareholders’ equity	322,261	330,181

Total liabilities and shareholders’ equity	$514,061	$544,818

Note:	Information extracted from the audited financial statements included in the 2007 Form 20-F of the Company filed with the Securities and Exchange Commission on March 17, 2008.

NAM TAI ELECTRONICS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE PERIODS ENDED DECEMBER 31 2008 AND 2007
(In Thousands of US Dollars)

	Unaudited		Unaudited
	Three months ended		Year ended
	December 31		December 31
	2008	2007	2008	2007

CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	$(14,447)	$9,605	$30,635	$69,503
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization of property, plant and equipment and land use right	5,464	5,670	22,208	21,501
Net gain on disposal of property, plant and equipment	(18)	(89)	(13)	(66)
Impairment loss on goodwill	17,345	—	17,345	—
Dividend withheld	—	—	(305)	—
Gain on disposal of marketable securities	—	—	—	(43,815)
Gain on sales of subsidiaries’ shares	—	—	(20,206)	(390)
Share-based compensation expenses	22	36	1,228	389
Minority interests	(37)	2,213	5,434	22,272
Deferred income taxes	150	(1,331)	(793)	(3,246)
Unrealized exchange gain	(817)	(2,356)	(4,757)	(813)
Changes in current assets and liabilities:
Decrease (increase) in accounts receivable	20,418	19,777	(8,499)	21,704
Decrease (increase) in inventories	7,372	786	5,056	(1,462)
(Increase) decrease in prepaid expenses and other receivables	(328)	(1,557)	1,574	(3,303)
Decrease (increase) in income tax recoverable	—	1,216	5,439	(1,167)
(Decrease) increase in notes payable	—	(609)	(4,580)	79
Decrease in accounts payable	(21,388)	(5,655)	(9,201)	(18,567)
(Decrease) increase in accrued expenses and other payables	(2,014)	4,585	(4,233)	8,041
(Decrease) increase in income tax payable	(67)	(1,083)	459	390

Total adjustments	26,102	21,603	6,156	1,547

Net cash provided by operating activities	$11,655	$31,208	$36,791	$71,050

CASH FLOWS (USED IN) FROM INVESTING ACTIVITIES
Net cash inflow from disposal of subsidiaries	—	—	6,671	—
Purchase of property, plant and equipment	(13,938)	(3,349)	(27,407)	(13,785)
(Increase) decrease in deposits for purchase of property, plant and equipment	(2,382)	1,191	(2,606)	73
Decrease (increase) in other assets	299	(25)	299	(61)
Increase in prepayment for land use right	—	(6,796)	(663)	(7,532)
Increase in entrusted loan receivable		—	(8,166)	—
Acquisition of additional shares in subsidiaries	—	—	(2,906)	(13,808)
Proceeds from disposal of property, plant and equipment	24	96	55	522
Proceeds from disposal of marketable securities	—	—	—	53,914
Proceeds from sales of subsidiaries’ shares	—	—	—	7,287

Net cash (used in) provided by investing activities	$(15,997)	$(8,883)	$(34,723)	$26,610

CASH FLOWS USED IN FINANCING ACTIVITIES
Cash dividends paid	$(9,856)	$(9,308)	$(47,675)	$(47,796)
Payment for repurchase of share options	(110)	—	(110)	—
Proceeds from entrusted loan		—	8,166	—
Repayment of bank loans	—	(660)	(2,648)	(1,972)
Proceeds from bank loans	—	—	—	2,670

Net cash used in financing activities	$(9,966)	$(9,968)	$(42,267)	$(47,098)

Net (decrease) increase in cash and cash equivalents	(14,308)	12,357	(40,199)	50,562
Cash and cash equivalents at beginning of period	250,508	257,746	272,459	221,084
Effect of exchange rate changes on cash and cash equivalents	817	2,356	4,757	813

Cash and cash equivalents at end of period	$237,017	$272,459	$237,017	$272,459

NAM TAI ELECTRONICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

FOR THE PERIODS ENDED DECEMBER 31, 2008 AND 2007
(In Thousands of US Dollars)
1.	The entrusted loan represents the loan arrangement between two subsidiaries, Namtai Electronic (Shenzhen) Co., Ltd. as the entrusting party and Jetup Electronic (Shenzhen) Co., Ltd. as the borrower, via HSBC Bank (China) Company Limited, Shenzhen Branch as the lender.

2.	Accumulated other comprehensive loss represents foreign currency translation adjustments. The comprehensive income of the Company was $30,635 and $50,369 for the twelve months ended December 31, 2008 and December 31, 2007, respectively.

3.	Business segment information — The Company operates primarily in three segments, the Consumer Electronic and Communication Products (“CECP”) segment, Telecommunication Component Assembly (“TCA”) segment, and the LCD Product (“LCDP”) segment.

	Unaudited		Unaudited
	Three months ended		Year ended
	December 31		December 31
	2008	2007	2008	2007

NET SALES :
— CECP	$62,303	$63,191	$271,365	$283,757
— TCA	91,238	102,489	274,953	413,199
— LCDP	15,480	21,256	76,534	83,866

Total net sales	$169,021	$186,936	$622,852	$780,822

NET (LOSS) INCOME :
— CECP	$5,887	$5,703	$27,359	$54,518
— TCA	15	5,043	3,671	15,949
— LCDP	(20,320)	619	(20,735)	1,465
— Corporate	(29)	(1,760)	20,340	(2,429)

Total net (loss) income	$(14,447)	$9,605	$30,635	$69,503

	Unaudited	Audited
	Dec 31, 2008	Dec. 31,2007
IDENTIFIABLE ASSETS BY SEGMENT:
— CECP	$189,889	$212,098
— TCA	164,516	150,963
— LCDP	42,977	64,628
— Corporate	116,679	117,129

Total assets	$514,061	$544,818

NAM TAI ELECTRONICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

FOR THE PERIODS ENDED DECEMBER 31, 2008 AND 2007
(In Thousands of US Dollars)
4.	A summary of the net sales, net (loss) income and long-lived assets by geographic areas is as follows:

	Unaudited		Unaudited
	Three months ended		Year ended
	December 31		December 31
	2008	2007	2008	2007

NET SALES FROM OPERATIONS WITHIN:
— PRC, excluding Hong Kong and Macao:
Unaffiliated customers	$169,021	186,936	$622,852	780,822
Intercompany sales	5	41	141	253

— Intercompany eliminations	(5)	(41)	(141)	(253)

Total net sales	$169,021	$186,936	$622,852	$780,822

NET (LOSS) INCOME FROM OPERATIONS WITHIN:
— PRC, excluding Hong Kong and Macao	$(17,083)	$6,413	$(4,542)	$52,338
— Hong Kong and Macao	2,636	3,192	35,177	17,165

Total net (loss) income	$(14,447)	$9,605	$30,635	$69,503

	Unaudited	Audited
	Dec 31, 2008	Dec. 31, 2007

LONG-LIVED ASSETS WITHIN:
— PRC, excluding Hong Kong and Macao	$121,475	$98,441
— Hong Kong and Macao	185	158

Total long-lived assets	$121,660	$98,599

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI ELECTRONICS, INC.
Date February 10, 2009	By:	/s/ Chan Sze Chung
		Name:	Chan Sze Chung (Anthony Chan)
		Title:	Chief Financial Officer (Acting)